Exhibit 99.2

Information on Company Details, including Active and Inactive Charges

Details of the Company

Company number:	511911182	Legal status:	Active	Date of registration:	03/01/1994
VIOLATING COMPANY				Date of declaration/warning:	30/06/2020
Name of the company in English:	Ability Computer & Software Industries Ltd.
Type of company: Israeli	Classification of Company: Private company:			Liability of the shareholders: Limited
Address of the Corporation:	14 Yad Harutzim, Tel Aviv-Yaffo			Postal code:	6770007
Primary objectives of the corporation:	To engage in any legal business
Last Annual Report submitted for the year:	2017			Registered on date:	09/01/2017

Composition of capital

Type of share:	Ordinary	Par value: 1	Currency:	ILS
Quantity of shares:	170,000	Registered capital: 170,000	Issued capital :	140,530

Shareholders

1.	Name:	Ability Inc.	ID no.	303448
	Type of identity:	Foreign Corporation	Date of appointment	13/09/2016

	Holding:	18,530 ordinary shares of ILS 1 par value each, ordinary holding

2.	Name:	Altshuler Shaham Trusts Ltd.	ID no.	513901330
	Type of identity:	Company	Date of appointment	19/04/2016
	Address:	10 HaBarzel Tel Aviv-Yaffo postcode 6971026
	Holding:	122,000 ordinary shares of ILS 1 par value each, ordinary holding

Directors

1.	Name:	Alexander Aurovsky	ID no.	306345687
	Type of identity:	Israeli citizen	Date of appointment	03/01/1994
	Address:	8 Ben Zvi Shimon Givatayim postcode 5363204

2.	Name:	Anatoly Khurgin	ID no.	306908641
	Type of identity:	Israeli citizen	Date of appointment	03/01/1994
	Address:	10 HeHaruv Caesarea postcode 3088900

Annual fees

Current year’s fee:	Debt balance:	ILS 1,133.00

Total debt: ILS 1,133.00

Active Charges

For charges registered before 12/11/2017 - For the current situation, the description of the charge must be read together with the list of changes of the charge. For charges registered after 12/11/2017 - the description of the charge reflects the current state of the charge and it includes the changes that took place after the date of registration of the charge. The list of changes of the charge indicates the dates of the changes update and the type of changes made.

Inactive Charges

Charge no. 1	Date of registration:	26/10/1994	Date of creation:	18/10/1994	Settlement date:	11/01/1998
Matter of the charge:	Debenture
Charge no. 2	Date of registration:	05/03/1998	Date of creation:	16/02/1998	Settlement date:	19/08/2015
Matter of the charge:	Pledge
Charge no. 3	Date of registration:	29/03/1998	Date of creation:	15/03/1998	Settlement date:	21/07/2015
Matter of the charge:	Pledge
Charge no. 4	Date of registration:	29/03/1998	Date of creation:	15/03/1998	Settlement date:	21/07/2015
Matter of the charge:	Pledge
Charge no. 5	Date of registration:	07/04/1998	Date of creation:	19/03/1998	Settlement date:	21/07/2015
Matter of the charge:	Pledge
Charge no. 6	Date of registration:	27/04/1998	Date of creation:	19/03/1998	Settlement date:	21/07/2015
Matter of the charge:	Pledge
Charge no. 7	Date of registration:	24/06/1999	Date of creation:	14/06/1999	Settlement date:	21/07/2015
Matter of the charge:	Pledge
Charge no. 8	Date of registration:	06/12/2005	Date of creation:	30/11/2005	Settlement date:	29/04/2013
Matter of the charge:	Debenture
Charge no. 9	Date of registration:	20/01/2008	Date of creation:	31/12/2007	Settlement date:	29/04/2013
Matter of the charge:	Debenture
Charge no. 10	Date of registration:	01/09/2008	Date of creation:	25/08/2008	Settlement date:	29/04/2013
Matter of the charge:	Debenture
Charge no. 11	Date of registration:	01/09/2008	Date of creation:	25/08/2008	Settlement date:	23/07/2015
Matter of the charge:	Debenture
Charge no. 12	Date of registration:	17/11/2008	Date of creation:	06/11/2008	Settlement date:	29/04/2013
Matter of the charge:	Debenture

Charge no. 13	Date of registration:	03/03/2010	Date of creation:	16/02/2010	Settlement date:	29/04/2013
Matter of the charge:	Debenture
Charge no. 14	Date of registration:	09/11/2010	Date of creation:	01/11/2010	Settlement date:	23/07/2015
Matter of the charge:	Debenture
Charge no. 15	Date of registration:	29/05/2012	Date of creation:	23/05/2012	Settlement date:	04.08/2014
Matter of the charge:	Debenture
Charge no. 16	Date of registration:	07/11/2013	Date of creation:	08/09/2013	Settlement date:	23/07/2015
Matter of the charge:	Debenture
Charge no. 17	Date of registration:	23/08/2015	Date of creation:	19/08/2015	Settlement date:	07/08/2016
Matter of the charge:	Debenture

Changes in the Company

Change in Articles of Association

Date of registration: 10/11/2019	Date of resolution: 19/09/2019

* There are no status changes *

This extract was prepared from the information stored in the computer of the Registration of Companies on 31/03/2021 at 11:30

The extract of the company or the partnership constitutes an extract of information from the computerized database of the Corporations Authority that is provided as a service for the public, according to information that was received by the Authority. The information in the extract could be lacking, inaccurate or not current. Information in the extract should not be relied upon, since it is not one of the registers that the Corporations Authority administers according to law.

For clarifying the information and the reports that were submitted to the Registrar of Companies or the Registrar of Partnerships as required in the law, one must review the corporate file. It is emphasized that the information in the Company’s file with respect to the shareholders and directors in the Company, as well as additional details of information, is declarative by nature only and it is not a substitute for reviewing the shareholders’ register and the directors’ register administered by the Company, which are open to the public to review at the Company’s registered office.

The extract may also include concise information that was received from the State’s authorities, such as the Enforcement and Collection Authority, the official receiver and the courts’ system that is also given as a service to the public. The information could be partial or information that is not updated, it should not be relied upon and one must review the information at the authorized State authority.

Information on Company Details, including Active and Inactive Charges

Details of the Company

Company number:	514020205	Legal status:	Active	Date of registration:	21/08/2007
Name of the company in English:	Ability Security Systems Ltd.
Type of company: Israeli	Classification of Company: Private company:			Liability of the shareholders: Limited
Address of the Corporation:	14 Yad Harutzim, Tel Aviv-Yaffo			Postal code: 6770007
Primary objectives of the corporation:	To engage in any legal business
Last Annual Report submitted for the year:	2018			Registered on date:	31/12/2018

Composition of capital

Type of share:	Ordinary	Par value: 1	Currency:	ILS
Quantity of shares:	50,000	Registered capital: 50,000	Issued capital : 100

Shareholders

Name:	Ability Inc.	ID no.	303448
Type of identity:	Foreign Corporation	Date of appointment	20/01/2016

Holding:	100 ordinary shares of ILS 1 par value each, ordinary holding

Directors

1.	Name:	Alexander Aurovsky	ID no.	306345687
	Type of identity:	Israeli citizen	Date of appointment	17/03/2016
	Address:	14 Yad Harutzim Tel Aviv-Yaffo postcode 6770007

2.	Name:	Anatoly Khurgin	ID no.	306908641
	Type of identity:	Israeli citizen	Date of appointment	17/03/2016
	Address	14 Yad Harutzim, Tel Aviv-Yaffo	Zip code	6770007

Annual fees

Current year’s fee:	Debt balance:	ILS 1,133.00
	Total debt:	ILS 1,133.00

* The Register of Companies have no data of charges to this company.

Former Names

Date of the change: 18/06/2013	Date of the resolution: 29/05/2013

Former name in Hebrew: STGT Ltd.

Former name in English: STGT Ltd.

Changes in the Company

Name change

Date of registration: 18/06/2013	Date of resolution: 29/05/2013

Change in Articles of Association

Date of registration: 30/10/2019	Date of resolution: 19/09/2019

* There are no status changes *

This extract was prepared from the information stored in the computer of the Registration of Companies on 31/03/2021 at 11:30

The extract of the company or the partnership constitutes an extract of information from the computerized database of the Corporations Authority that is provided as a service for the public, according to information that was received by the Authority. The information in the extract could be lacking, inaccurate or not current. Information in the extract should not be relied upon, since it is not one of the registers that the Corporations Authority administers according to law.

For clarifying the information and the reports that were submitted to the Registrar of Companies or the Registrar of Partnerships as required in the law, one must review the corporate file. It is emphasized that the information in the Company’s file with respect to the shareholders and directors in the Company, as well as additional details of information, is declarative by nature only and it is not a substitute for reviewing the shareholders’ register and the directors’ register administered by the Company, which are open to the public to review at the Company’s registered office.

The extract may also include concise information that was received from the State’s authorities, such as the Enforcement and Collection Authority, the official receiver and the courts’ system that is also given as a service to the public. The information could be partial or information that is not updated, it should not be relied upon and one must review the information at the authorized State authority.